MAIL STOP 3561

September 27, 2007

Mr. David P. King
President and CEO
Laboratory Corporation of America Holdings
358 South Main Street
Burlington, North Carolina 27215

> **Re: Laboratory Corporation of America Holdings**
> **Form 10-K for Fiscal Year Ended December 31, 2006**
> **Filed February 27, 2007**
> **File Number 001-11353**

Dear Mr. King:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant
Office of Emerging Growth
Companies